Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

January 07, 2010 stanley + black&decker INTEGRATION UPDATE Integration Update 4: Regulatory and Shareholder Approval Process and Integration Planning Update Dear Stanley Associate, As you may have seen, on December 29, we announced that the Hart-Scott-Rodino (HSR) antitrust review period for the combination of our businesses has expired. The HSR review was conducted by the United States Federal Trade Commission, to whom both companies provided comprehensive information about our business operations, and the expiration of the HSR review period satisfies one of the conditions necessary for the closing of the transaction. While the closing of the transaction is also subject to other customary closing conditions, including foreign regulatory approvals and the approval of Stanley and Black & Decker stockholders, passing the HSR review is a significant step toward combining our companies in the first half of 2010. In addition, we recently posted a video of a Town Hall Meeting held in Towson, Maryland, to our Integration Website. At that meeting, Nolan Archibald and John Lundgren updated associates about the progress that we are making both toward closing the transaction and toward integration planning for combining our two companies after the transaction closes. A copy of the deck that was used at that Town Hall Meeting is available here, and you can view the video by clicking here. There were several key points made during the presentation that we would like to call to your attention. 1. Regulatory Approval Process As we mentioned above, we have cleared a key hurdle in the regulatory approval process. We have also reviewed filing requirements in 190 countries and we have filed or are in the process of filing in all applicable jurisdictions. The regulatory approval process for the combination of our two companies is on track and on schedule. 2. Shareholder Approval Process At the beginning of December, we filed a form S-4 with the United States Securities and Exchange Commission, which is used to register securities issued in business combination transactions, and can be essentially viewed as a draft proxy statement. It outlines the merger proposal in great detail – nearly 200 pages – to 1

January 07, 2010 stanley + black&decker INTEGRATION UPDATE our shareholders. We will respond to any SEC comments, and once the SEC confirms that it is comfortable with the form S-4, we can schedule the shareholder vote. Like the regulatory approval process, the shareholder approval process for the combination of our two companies is on track and on schedule. 3. Integration Planning Process On December 17, we formally introduced our Integration Steering Committee, our Integration Management Office, and our Integration Team Leaders. You will be hearing more from this group in the very near future, as they get to work on the significant task of planning for the combination of our two great companies once the necessary approvals have been obtained. As the process moves forward, these teams will be guided by an integration philosophy that rests on three key pillars: Ensure that we capture the value in the transaction Ensure we retain the best of both companies Ensure that we focus the integration process on key decisions to minimize distractions to our base business In addition they will be guided by a proven rhythm-driven process that will ensure milestones are achieved and issues are resolved as quickly as possible The next steps in our integration planning process will be to: Outline a High-level Business Structure by mid-January Hold our second Integration Summit in late January Announce a High-level Organizational structure of the new company in late January or early February As you can see, we are moving toward successfully combining our two great companies, and we are making significant progress on all three fronts. A considerable amount of time and effort has been spent by our associates in both companies to ensure that we are moving in the right direction and that we are moving both quickly and effectively. 2

January 07, 2010 stanley + black&decker INTEGRATION UPDATE We would like to underscore that while integration planning is taking place, no integration will take effect until all required regulatory approvals have been obtained and closing has occurred. In the interim, we will continue to operate as independent companies. We’d like to thank everyone involved for their efforts, and again commit to regularly updating you on our progress toward creating the new Stanley Black & Decker. As always, any questions that you have may be submitted through the integration website, where we will work to candidly and openly address them as soon as we can. Thank you. Brett Bontrager & Tony Milando Chairmen of the Stanley Black & Decker Integration Management Office 3

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.